Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: November 9, 2018 12:15 PM Pacific Time

Incorporation Number: **C1186156**

Recognition Date and Time: *Continued into British Columbia on November 9, 2018 12:15 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

ACREAGE HOLDINGS, INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
NACHMAN, GABRIEL

Mailing Address:
17 ORCHID COURT
NORTH YORK ON M2L 2X8
CANADA

Delivery Address:
17 ORCHID COURT
NORTH YORK ON M2L 2X8
CANADA

Last Name, First Name, Middle Name:
POLISUK, BARRY M.

Mailing Address:
1 ADELAIDE STREET EAST
SUITE #801
TORONTO ON M5C 2V9
CANADA

Delivery Address:
1 ADELAIDE STREET EAST
SUITE #801
TORONTO ON M5C 2V9
CANADA

Last Name, First Name, Middle Name:
STEIN, MICHAEL B.

Mailing Address:
1 ADELAIDE STREET EAST
SUITE #801
TORONTO ON M5C 2V9
CANADA

Delivery Address:
1 ADELAIDE STREET EAST
SUITE #801
TORONTO ON M5C 2V9
CANADA

Last Name, First Name, Middle Name:
HARITON, NICHOLAS T.

Mailing Address:
350 SOUTH GRAND AVENUE
LOS ANGELES CA 90071
UNITED STATES

Delivery Address:
350 SOUTH GRAND AVENUE
LOS ANGELES CA 90071
UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Multiple voting Shares	Without Par Value With Special Rights or Restrictions attached
2.	No Maximum	Proportionate voting Shares	Without Par Value With Special Rights or Restrictions attached

3.	No Maximum	Subordinate voting Shares	Without Par Value With Special Rights or Restrictions attached